U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

2-4 Merrion Row, Dublin 2, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MFC BANCORP LTD.

Report of Voting Results

This report describes the matters voted upon and the outcome of such votes at the annual general meeting of MFC Bancorp Ltd. (the "Company") held on December 20, 2018 in Dublin, Ireland (the "Meeting").

1.	Election of Directors

Each of the six management nominees was elected by the shareholders. The total number of votes cast in favour of, and withheld, for each nominee was as follows (based on proxies voted at the meeting):

Nominee	Votes For (#)	Votes For (%)	Votes Withheld (#)	Votes Withheld (%)
Michael J. Smith	5,753,789	99.01	57,359	0.99
Indrajit Chatterjee	5,303,117	91.26	508,031	8.74
Dr. Shuming Zhao	5,383,117	92.63	428,031	7.37
Silke S. Stenger	5,753,764	99.01	57,384	0.99
Friedrich Hondl	5,753,889	99.01	57,259	0.99
Jochen Dümler	5,753,873	99.01	57,275	0.99

2.	Appointment of Auditor

Moore Stephens LLP was appointed the Company's auditor for the ensuing year and the Company's board of directors (the "Board") was authorized to fix the remuneration to be paid to the auditor. The total number of votes cast in favour of, and withheld, in respect of the appointment the auditor was as follows (based on proxies voted at the meeting):

Votes For (#)	Votes For (%)	Votes Withheld (#)	Votes Withheld (%)
5,792,894	99.69	18,254	0.31

DATED this 20th day of December, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	December 20, 2018